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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549


FORM U-9C-3


QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the Calendar Quarter Ended December 31, 1998


Consolidated Natural Gas Company
(Name of registered holding company)


CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199
(Address of principal executive offices





Table of Contents

												Page
												____

Item 1.  Organization Chart							  2

Item 2.  Issuance and Renewals of Securities
           and Capital Contributions					  2

Item 3.  Associate Transactions						  3

Item 4.  Summary of Aggregate Investment				  4

Item 5.  Other Investments							  5

Item 6.  Financial Statements and Exhibits				  5


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ITEM 1 - ORGANIZATION CHART

    Name of       Energy or    Date of    State of    %of voting   Nature
   Reporting     Gas Related   Organiz-   Incorpor-   Securities     of
    Company        Company      ation       ation        Held     Business
   _________     ___________   ________   _________   __________  ________

Consolidated
Natural Gas
Company

CNG Field		  Gas Related	 03/23/77   Delaware       100%       (a)
Services
Company


(a) CNG Field Services Company, formerly CNG Storage Service Company, was originally formed to engage in the business of providing natural gas storage facilities and services and other activities related to the operations and functions of a full service gas storage business. See HCAR No. 25311, dated May 13, 1991. CNG Field Services Company in
July of 1998 entered into activities involving Appalachian natural gas supply, including the administration of supply contracts transferred from CNG Energy Services Corporation, a former subsidiary of Consolidated Natural Gas Company.


ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company		     Company
Contributing	     Receiving		         Type and Amount of
Capital		     Capital 			    Capital Infusion
____________        _________               __________________

CNG Energy          CNG Field Services      Purchase and sale of one share
Services            Company                 of common stock at the par
Corporation(b)                              value of $10,000

(b) At the time of the capital transaction Field Services was a wholly-owned subsidiary of CNG Energy Services Corporation, which was sold by CNG to a nonaffiliated party on July 31, 1998. Before the sale, CNG Energy Services Corporation transferred its ownership interest in Field Service to CNG as part of a plan of liquidation. See HCAR No. 26900, dated July 29, 1998.

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ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies


Reporting   Associate
Company     Company     Types of   Direct    Indirect   Cost      Total
Rendering   Receiving   Services   Costs     Costs      or        Amount
Service     Service     Rendered   Charged   Charged    Capital   Billed
_________   _________   ________   _______   ________   _______   ______

None(c)



(c) As per Rules 80 and 81, natural gas supply, storage or transportation capacity transactions are not reported hereunder.


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies


Reporting   Associate
Company     Company     Types of   Direct    Indirect   Cost      Total
Rendering   Receiving   Services   Costs     Costs      or        Amount
Services    Service     Rendered   Charged   Charged    Capital   Billed
_________   _________   ________   _______   ________   _______   ______

None(d)



(d) CNG Storage Service Company in 1991 had entered into standard at-cost service agreements with Consolidated Natural Gas Service Company, Inc. and CNG Transmission Corporation. Since these agreements antedate
Field Services assuming Rule 58 status, they are not reported here.



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ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies (in thousands):

	Total consolidated capitalization as
	  of December 31, 1998                     $3,779,337          Line 1

	Total capitalization multiplied by 15%
	   (Line 1 multiplied by 0.15)                566,901          Line 2

	Greater of $50 million or line 2              566,901          Line 3

Total current aggregate investment:
   (categorized by major line of
    energy-related business)                    None

Difference between the greater of $50
million or 15% of capitalization and
the total aggregate investment of the
registered holding system
(line 3 less line 4)                          566,901


Investments in gas-related companies
  (in thousands):

	Total current aggregate investment:
	   (categorized by major line of
	    gas-related business)

	   Gas sales and storage services          $   21,063
	                                           ==========











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ITEM 5 - OTHER INVESTMENTS


Major Line of      Other Invest-     Other Invest-     Reason for
Energy-Related     ment in Last      ment in this      Difference in
Business           U-9C-3 Report     U-9C-3 Report     Other Investment
______________     _____________     _____________     ________________

None


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


A. Financial Statements

	Balance sheet as of December 31, 1998 and income statements for the three months and twelve months ending December 31, 1998.
	(Filed under confidential treatment pursuant to Rule 104(b))


B. Exhibits


CERTIFICATE

	The undersigned certifies that he is the duly designated and acting Assistant Secretary of Consolidated Natural Gas Company, a Delaware corporation ("CNG") and that:

	CNG's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended September 30, 1998 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.

	The names and addresses of such state utility commissions are:

		Utilities Department
		Public Utility Commission of Ohio
		180 Broad Street
		Columbus, OH 43266-0573


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Executive Secretary
		West Virginia Public Service Commission
		201 Brooks Street
		Charleston, WV 25301

		Secretary
		Pennsylvania Public Utility Commission
		North Office Building
		Commonwealth Avenue and North Street
		Harrisburg, PA 17101

		General Counsel
		Virginia State Corporation Commission
		1300 East Main Street
		10th Floor
		Richmond, VA 23219


	IN WITNESS WHEREOF, I have hereunto set my hand as of the 26th day of March, 1999.

					N. F. Chandler
					Assistant Secretary
					Consolidated Natural Gas Company




SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

								CONSOLIDATED NATURAL GAS COMPANY


								By: N. F. Chandler
								    Assistant Secretary

March 26, 1999